GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/0866/03/LTR



03050777

6 May 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 5 May 2003 (*Proposed Sales of Property Units*).

Yours faithfully,

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

03 MAY -5 PM 7:21

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House

MASNET No. 61 OF 05.05.2003
Announcement No. 61

CITY DEVELOPMENTS LIMITED

PROPOSED SALES OF PROPERTY UNITS

The Directors of City Developments Limited ("CDL" or the "Company") wish to announce that the Board has approved the proposed sales of two units (the "Units") in the condominium project known as The Pier at Robertson (a joint development by CDL and Singapore Warehouse Company Pte Ltd in the proportion of 80:20), to the following persons who are interested persons of CDL pursuant to Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited :

Name of Purchaser	Unit No.	Sale Price	% Discount given	Remarks
Mr Kwek Leng Peck	#09-08 The Pier at Robertson	$2,794,520.00	24%, being the aggregate of (a) the 22% discount offered to members of the public who purchase units in The Pier at Robertson at the time of the grant of the Option to Purchase ("Public Discount"); and (b) the 2% preferential discount offered to Directors of the Company under the Company's Preferential Discount Scheme for the purchase of units in the Company's developments.	Director of CDL
Ms Kwek Lay Hong	#03-09 The Pier at Robertson	$1,038,180.00	22%, being the Public Discount	Sister of Mr Kwek Leng Peck

The Audit Committee of CDL has reviewed the terms and conditions of the proposed sales of the Units and has approved the proposed sales. The Audit Committee is of the view that the number and terms of the proposed sales of the Units are fair and reasonable and are not prejudicial to the interest of CDL and its minority shareholders.

Mr Kwek Leng Peck had abstained from the review and approval of the proposed sales of the Units.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong

Company Secretaries

5 May 2003

Submitted by Enid Ling Peek Fong, Company Secretary on 05/05/2003 to the SGX